   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 1994


                                                       REGISTRATION NO. 33-52283
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------


                                AMENDMENT NO. 2


                                       TO

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           REEBOK INTERNATIONAL LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                MASSACHUSETTS                                      04-2678061
(STATE OR OTHER JURISDICTION OF INCORPORATION         (I.R.S. EMPLOYER IDENTIFICATION NO.)
               OR ORGANIZATION)

                          100 TECHNOLOGY CENTER DRIVE
                         STOUGHTON, MASSACHUSETTS 02072
                                 (617) 341-5000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                           JOHN B. DOUGLAS III, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           REEBOK INTERNATIONAL LTD.
                          100 TECHNOLOGY CENTER DRIVE
                         STOUGHTON, MASSACHUSETTS 02072
                                 (617) 341-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:

            DAVID B. WALEK, ESQ.                             LOUIS A. GOODMAN, ESQ.
                ROPES & GRAY                          SKADDEN, ARPS, SLATE, MEAGHER & FLOM
           ONE INTERNATIONAL PLACE                              ONE BEACON STREET
         BOSTON, MASSACHUSETTS 02110                       BOSTON, MASSACHUSETTS 02108
               (617) 951-7388                                    (617) 573-4800

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

================================================================================

- --------------------------------------------------------------------------------

                             P R O S P E C T U S

- --------------------------------------------------------------------------------
                                3,000,000 Shares

                                 [REEBOK LOGO]

                           REEBOK INTERNATIONAL LTD.

                                  Common Stock

                                ($.01 par value)
                               ------------------

The shares of Common Stock offered hereby are being offered by the Selling Stockholders named herein. See "Selling Stockholders." The Company will not receive any proceeds from the sale of the Common Stock by the Selling
      Stockholders. The Company will purchase 1,000,000 shares of Common Stock from the Selling Stockholders at the same price per share as the per share public offering price of the shares of Common
          Stock offered hereby, less the amount of all underwriting discounts. See "Company Stock Repurchase."



The Common Stock is listed on the New York Stock Exchange under the symbol "RBK." On February 24, 1994, the last reported sale price of the Common Stock on the New York Stock Exchange was $33 1/8 per share.
                See "Common Stock Price Range and Dividends."

                               ------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                   EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                         TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------
                                                                      Proceeds
                                  Price to        Underwriting       to Selling
                                   Public           Discount      Stockholders(1)
- -----------------------------------------------------------------------------------
Per Share                         $33.125            $1.15            $31.975
- -----------------------------------------------------------------------------------
Total (2)                       $99,375,000        $3,450,000       $95,925,000
- -----------------------------------------------------------------------------------
- -----------------------------------------------------------------------------------


(1) Before deduction of expenses payable by the Selling Stockholders in connection with the offering estimated at $275,000. See "Selling Stockholders."


(2) The Selling Stockholders have granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 450,000 additional shares on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total price to public will be $114,281,250, the underwriting discount will be $3,967,500 and the proceeds to Selling Stockholders will be $110,313,750. See "Underwriting."

                               ------------------

     The shares are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares will be ready for delivery on or about March 4, 1994.



CS First Boston
                             Kidder, Peabody & Co.
                                  Incorporated

                                                           Montgomery Securities
- --------------------------------------------------------------------------------
                The date of this Prospectus is February 25, 1994

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such contract or document. For further information regarding the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules thereto which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Commission are incorporated herein by reference:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and

          2. The description of the Company's capital stock contained in the Company's Registration Statement on Form 8-A dated July 12, 1985, and the description of Common Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A dated July 27, 1990, Amendment No. 1 thereto dated March 8, 1991 and Amendment No. 2 thereto dated December 6, 1991, including any amendment or report filed for the purpose of updating such descriptions.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the Common Stock offered hereby shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Reebok International Ltd., 100 Technology Center Drive, Stoughton, Massachusetts 02072, Attention: Office of Investor Relations, Telephone (617) 341-5000.

                                  THE COMPANY

     Reebok International Ltd. ("Reebok" or the "Company") is a global company engaged primarily in the design and marketing of sports and fitness footwear and apparel, as well as the design and marketing of casual footwear and apparel. The Company recently realigned its management responsibilities to establish two major business groups: the Reebok Division, which is primarily responsible for the REEBOK(R) brand, and the Specialty Business Group, which consists of REEBOK brand outdoor products, golf products and retail operations, as well as the Company's other major brands and casual products, including BOKS(TM) casual footwear and the Company's subsidiaries, AVIA Group International, Inc. ("Avia") and The Rockport Company, Inc. ("Rockport"). During calendar year 1993, the Company generated sales of $2.894 billion and net income of $223.4 million.

REEBOK DIVISION

     The Reebok Division designs, produces and markets sports and fitness footwear, apparel and accessories that combine the attributes of athletic performance with style. Reebok has targeted as its primary customer base athletes and others who believe that technical and other performance features are the critical attributes of athletic footwear and apparel. While Reebok started as a performance running shoe company, much of its historical growth has been due to its strength in aerobics footwear and other fitness products. Recently, the Company has placed increased emphasis on developing its position in the sports market, increasing its visibility through endorsement arrangements with such athletes as National Basketball Association Rookie of the Year, Shaquille O'Neal, and Super Bowl XXVIII Most Valuable Player, Emmitt Smith. Hundreds of National Football League players and Major League Baseball players (including American League Most Valuable Player, Frank Thomas) wear Reebok products, as do many soccer players around the world.

     The Company places significant emphasis on technology in its products, highlighted by its development of THE PUMP(TM) inflatable technology, an integrated system of one or more inflatable chambers that are adjustable to help provide custom fit and support in footwear and other products, and its evolution into INSTAPUMP(TM) technology. The INSTAPUMP technology is a new inflatable technology that allows Reebok to bring the benefits of THE PUMP technology to lightweight performance shoes through use of an INSTAPUMP carbon dioxide inflator cartridge used to inflate the chambers instantly. The INSTAPUMP technology was tested in both running and tennis shoes in the 1992 Summer Olympic Games in Barcelona and the 1992 and 1993 U.S. Open tennis tournaments. Running, basketball and tennis shoes incorporating the INSTAPUMP technology are expected to be available in retail stores in Spring 1994. In addition to THE PUMP and INSTAPUMP technologies, Reebok continues to emphasize HEXALITE(R) technology, which provides lightweight cushioning, and GRAPHLITE(R) technology, a lightweight high strength composite material used to create lightweight footwear that does not compromise stability or strength.

     The Company devotes substantial resources to advertising its products to a wide variety of audiences through television, radio and print media. The Company utilizes its relationships with major sports figures in a variety of sports to gain visibility for the REEBOK brand. The Company has also entered into several key sports sponsorships, including becoming the official footwear and apparel sponsor of the Russian Olympic Committee and the approximately 25 individual associated Russian sports federations through 1996 and sponsorship agreements with the International Amateur Athletic Federation, the National Football League, the International Triathlon Union and the U.S. Gymnastics Federation. In connection with its strategic emphasis on the sports market, the Company developed a new Performance Logo in 1993 which provides a single, easily recognizable symbol for REEBOK athletic footwear and apparel around the world. In addition, the Company unified its worldwide advertising in the Planet Reebok campaign, the Company's first global marketing campaign.

     The Reebok Division's apparel group has recently been growing rapidly, taking on increased strategic importance as a means to gain visibility for the REEBOK brand. The Company has expanded its product lines through the development and marketing of related sports and fitness products, such as sports and fitness videos, programming and equipment, including the STEP REEBOK(R) program and adjustable platform, as well as the SLIDE REEBOK(TM) lateral motion training device. In addition, to enhance brand awareness and gain credibility for its technologies, the Company has developed a strategic licensing program pursuant to which the Company's technologies are licensed to third parties for sporting goods, such as Bell bicycle helmets, CCM ice hockey and in-line skates and Rawlings baseball gloves. The REEBOK trademark is also licensed to third parties for use with products such as athletic gloves and sports performance sunglasses.

     The REEBOK footwear and apparel business is global, with products now marketed in over 140 countries and territories worldwide through an international distribution network consisting of wholly owned subsidiaries, joint ventures and independent distributors. In the United States, the Reebok Division's 1993 sales of footwear totalled approximately $1.271 billion (including REEBOK outdoor products, golf footwear products and BOKS footwear), distributed primarily through specialty athletic retailers, sporting goods stores, department stores and Company-operated retail stores. The Reebok Division's U.S. 1993 sales of apparel totalled approximately $125.4 million (including golf apparel), distributed primarily through pro shops, health clubs and department, sporting goods and specialty stores. The Reebok Division's 1993 international sales of footwear and apparel (including REEBOK outdoor products, golf products and the BOKS casual line) totalled approximately $1.083 billion. Management believes that opportunities to increase international sales exist in Europe, South America, Asia and emerging markets such as Russia, where the Company has opened a retail store in Moscow and expects to open a retail store in St. Petersburg in February 1994.

SPECIALTY BUSINESS GROUP

     The Company established the Specialty Business Group to provide a focus for the Company's non-Reebok brands and non-athletic and outdoor products and to pursue more aggressively markets outside Reebok's primary focus. The Specialty Business Group includes the ROCKPORT(R) brand, the BOKS casual footwear line and the Company's REEBOK brand outdoor products, through which the Company is pursuing the growing casual and outdoor markets, as well as the Company's golf products and retail operations. Rockport designs, develops and markets lightweight and comfortable casual, dress, outdoor performance and fitness walking shoes. Management believes that Rockport has been a leader in the development of shoes structured specifically for the walking motion of the foot. The BOKS line has built on the Company's athletic performance reputation by creating casual footwear with fashionable styling and comfortable fit. It is designed to appeal to the younger generation and to compete in the non-athletic footwear market. To pursue the growing outdoor market, the Company has developed authentic outdoor performance footwear under the REEBOK brand to appeal both to outdoor enthusiasts and young people.

     The Specialty Business Group also includes Avia, which designs, develops and markets athletic footwear and apparel under the AVIA(R) brand. Recently, Avia has eliminated certain marginal business lines in order to return to its roots as a performance brand and made major design changes to several footwear lines to become more responsive to market demands. The Specialty Business Group also produces golf footwear and apparel, including a REEBOK line of golf products and a collection of footwear and apparel marketed under the GREG NORMAN(TM) name and logo. The Specialty Business Group is also responsible for the Company's retail operations, including concept stores in Boston, Santa Monica and New York City, as well as approximately 30 factory direct stores.

     The foregoing summary of certain aspects of the Company's business is qualified by, and should be read in conjunction with, the information set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, which is incorporated herein by reference.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock offered hereby.

                     COMMON STOCK PRICE RANGE AND DIVIDENDS

     The Common Stock is listed for trading on the New York Stock Exchange under the symbol "RBK." The following table sets forth the high and low sale prices of the Common Stock as reported on the New York Stock Exchange for the periods indicated:


                                                                                      DIVIDENDS
                                                                HIGH       LOW          PAID
                                                                ----       ----       ---------
    1992
      First Quarter.........................................   $35 5/8    $28         $.075
      Second Quarter........................................    33 5/8     21 3/8      .075
      Third Quarter.........................................    31         23 7/8      .075
      Fourth Quarter........................................    35 5/8     25 1/2      .075
    1993
      First Quarter.........................................    38         32 7/8      .075
      Second Quarter........................................    38 5/8     26 7/8      .075
      Third Quarter.........................................    28 3/8     23          .075
      Fourth Quarter........................................    32 1/8     23 3/4      .075
    1994
      First Quarter (through February 24, 1994).............    35 1/2     29 3/4      .075


     The last reported sale price of the Common Stock on the New York Stock Exchange as of a recent date is set forth on the cover page of this Prospectus.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following selected consolidated financial data are derived from the consolidated financial statements of Reebok International Ltd. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

                                                          YEAR ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1989         1990         1991         1992         1993
                                       ----------   ----------   ----------   ----------   ----------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF INCOME
  DATA:
Net sales............................  $1,822,092   $2,159,243   $2,734,474   $3,022,627   $2,893,900
Other income (expense)...............      11,377         (893)       2,893       39,719(2)        33
                                       ----------   ----------   ----------   ----------   ----------
                                        1,833,469    2,158,350    2,737,367    3,062,346    2,893,933
                                       ----------   ----------   ----------   ----------   ----------
Costs and expenses:
Cost of sales........................   1,071,751    1,288,314    1,644,635    1,809,304    1,719,869
Selling expenses.....................     278,939      353,983      441,030      552,240      515,963
General and administrative
  expenses...........................     174,972      202,352      225,245      254,838      253,781
Restructuring charges(1).............          --           --           --      155,000        8,449
Amortization of intangibles..........      14,427       15,646       16,354       16,587       10,052
Minority interest....................          --           --        1,311        1,787        8,261
Interest expense.....................      15,554       18,857       29,295       20,080       25,021
Interest income......................     (12,953)     (15,637)     (10,389)      (5,454)     (10,710)
                                       ----------   ----------   ----------   ----------   ----------
                                        1,542,690    1,863,515    2,347,481    2,804,382    2,530,686
                                       ----------   ----------   ----------   ----------   ----------
Income before income taxes...........     290,779      294,835      389,886      257,964      363,247
Income taxes.........................     115,781      118,229      155,175      143,146      139,832
                                       ----------   ----------   ----------   ----------   ----------
Net income...........................  $  174,998   $  176,606   $  234,711   $  114,818   $  223,415
                                       ----------   ----------   ----------   ----------   ----------
Net income per common share..........  $     1.53   $     1.54   $     2.37   $     1.24   $     2.53
                                       ----------   ----------   ----------   ----------   ----------
Dividends per common share...........  $     0.30   $     0.30   $     0.30   $     0.30   $     0.30
                                       ----------   ----------   ----------   ----------   ----------
Weighted average common and common
  equivalent shares outstanding......     114,176      114,654       98,958       92,697       88,348
                                       ----------   ----------   ----------   ----------   ----------

                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                           1992         1993
                                                                        ----------   ----------
                                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.......................................................  $  682,342   $  730,757
Total assets..........................................................   1,345,346    1,391,711
Long-term debt........................................................     116,037      134,207
Stockholders' equity..................................................     838,656      846,617(3)

- ---------------

(1) Financial data for 1993 includes a restructuring charge ($7,037 after-tax) related to the sale of Ellesse U.S.A., Inc. and Boston Whaler, Inc. Financial data for 1992 includes restructuring charges ($135,439 after-tax) principally related to the write-down of the Company's subsidiary, Avia Group International, Inc., to estimated fair value and estimated losses from the planned sales of Ellesse U.S.A., Inc. and Boston Whaler, Inc.

(2) Includes a gain of $29,648 ($17,967 after-tax) from the sale of CML Group, Inc. common stock.

(3) Does not give effect to changes in stockholders' equity that have occurred or may occur subsequent to December 31, 1993, including the repurchase and retirement of 152.9 shares of Common Stock at a cost of $4,939 under the Company's share repurchase program or the repurchase of 1,000 shares of Common Stock by the Company from the Selling Stockholders, as described in this Prospectus. See "Company Stock Repurchase."


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS -- 1993

     Net sales for the year decreased by 4.3%, or $128.7 million, to $2.894 billion in 1993 from $3.023 billion in 1992. On a pro forma basis, excluding the 1992 results of operations of Boston Whaler, Inc. ("Boston Whaler") and Ellesse U.S.A., Inc. ("Ellesse") (both of which were sold and are excluded from 1993 results), net sales for the year decreased by $49.6 million, or 1.7%.

     The Reebok Division's worldwide sales were $2.48 billion in 1993, a decrease of 2.3% from $2.54 billion in 1992. This decrease is due entirely to the Reebok Division's U.S. footwear sales which decreased 12.6% to $1.271 billion in 1993 from $1.455 billion in 1992, partially offset by an increase in U.S. apparel sales and international sales. The decline in the Reebok Division's U.S. footwear sales can be attributed mainly to volume decreases in the walking, basketball, aerobics and BOKS footwear categories, as well as the negative impact of the Company's Centennial resale pricing program, effective as of January 1, 1993, on sales volume of certain Reebok footwear products. 1992's sales levels for footwear and apparel reflect a reclassification of $17.2 million from footwear to apparel for Weebok and golf apparel. The Reebok Division's U.S. apparel sales increased by 62.6% to $125.4 million in 1993 from $77.1 million in 1992. The Reebok Division's International sales (including both footwear and apparel) were $1.083 billion in 1993, an increase of 7.5% from $1.008 billion in 1992, primarily due to improved sales in the United Kingdom, Germany, several smaller European countries, Canada and South America, and acquisition of a majority interest in the Company's Spanish distributor effective January 1, 1993. Changes in foreign exchange rates had a negative effect on the Reebok Division's International net sales of $65.1 million, or 6.5%.

     Rockport sales reached a record level of $282.7 million in 1993, a 5.7% increase from $267.4 million in 1992. This increase is due to an increase in the number of pairs of footwear shipped both in the U.S. and internationally. Avia sales decreased in 1993 by 3.8% to $131.0 million from $136.2 million in 1992. The decrease in net sales at Avia is due to declines in both domestic and international net sales. The decline in domestic net sales is mainly due to lower volume in the tennis and basketball categories, partially offset by volume increases in the walking and cross-training categories. The decline in international net sales volume can be partly attributed to a change in the Canadian distribution from a wholly owned subsidiary to an independent distributor which changed the recording of Canadian sales from a wholesale basis to a royalty basis. International sales were also affected by a volume decrease in Avia's Germany subsidiary, offset by volume increases in sales to independent distributors.

     The decrease in other income is mainly due to the inclusion in 1992 of a non-recurring pre-tax gain of $29.6 million on the sale of CML Group, Inc. ("CML") common stock. The common stock was acquired from the exercise of warrants which were obtained as part of the Company's 1989 purchase of Boston Whaler. In addition, recognized losses on foreign exchange transactions in 1993 compared to recognized gains in 1992 reduced other income by $6.2 million.

     Gross margin increased as a percentage of sales from 40.1% in 1992 to 40.6% in 1993. This improvement is due entirely to the exclusion in 1993 of the operating results of businesses held for sale, which generally carried lower gross margins. This improvement was offset in part by lower margins in the Reebok Division's U.S. footwear operations, mainly because of higher markdowns.

     Selling expenses decreased as a percentage of sales from 18.3% in 1992 to 17.8% in 1993 due to lower advertising expenditures. This decrease was partially offset by increased endorsements and sports promotions in the Reebok Division. Selling expenses decreased in absolute dollar amounts in part due to the exclusion of businesses held for sale from 1993's financial results and lower advertising expenses. General and administrative expenses also decreased in absolute dollar amounts due to the exclusion of businesses held for sale from 1993's financial results. Included in 1992's financial results were selling and general and administrative expenses of $19.4 million and $8.8 million, respectively, from businesses held for sale. General and administrative expenses increased as a percentage of sales from 8.4% in 1992 to 8.8% in 1993 partly due to Reebok Division's International operations, which generally carry higher general and administrative costs, representing a larger proportion of sales volume and the fixed nature of many of the expenses classified as general and administrative costs.

     During 1993, the Company recorded an additional pre-tax restructuring charge of $8.5 million related to the sales of Boston Whaler and Ellesse, which were completed during the third quarter. This restructuring charge was in addition to the restructuring charges previously recorded in December 1992, when the Company announced its intention to sell these businesses.

     Amortization of intangibles decreased due to the write-down of the carrying value of Avia in the fourth quarter of 1992.

     Minority interest represents the minority shareholders' proportionate share of the net income of the Company's Japanese and Spanish subsidiaries. Minority interest increased in 1993 due in part to the acquisition of a 51% interest in Reebok's Spanish distributor as of January 1, 1993.

     Interest expense increased in 1993 due to the higher average borrowing levels throughout the year. Interest income increased due to interest received from the successful settlement of certain prior years' state tax matters.

     The effective tax rate for the twelve months ended December 31 decreased from 55.5% in 1992 to 38.5% in 1993. 1992's effective tax rate was abnormally high because of certain restructuring charges which are not deductible for tax purposes. The Company's 1993 tax rate is more in line with the Company's future expectations. The decrease in the tax rate in 1993 was also caused in part by a change in the geographic mix of worldwide income partially offset by an increase in the U.S. federal tax rate.

     The higher level of net income in 1993 as compared with 1992 was a result primarily of a restructuring plan adopted by the Company during December 1992 which resulted in after-tax charges totaling $135.4 million ($1.46 per share). Under the restructuring plan, the Company announced its intention to dispose of two subsidiaries, Boston Whaler and Ellesse, a writedown of the carrying value of its Avia subsidiary, and certain office relocation charges. The effect of the restructuring charge was reduced by the after-tax gain of $18.0 million ($.19 per share) on the sale of common stock of CML obtained as part of the Company's 1989 purchase of Boston Whaler.

     The Boston Whaler sale was completed on July 30, 1993 and the Ellesse sale was completed on September 28, 1993. In connection with the sales, the Company recorded an additional after-tax restructuring charge of $7.0 million in addition to the restructuring charge recorded in 1992. Income from operations (without the effect of the restructuring charge) for 1993 was $2.61 per share compared to $2.51 per share in 1992 (after excluding the effect of the restructuring charge and the gain on the sale of CML common stock). If the restructuring had taken place as of the beginning of 1992, income from operations in 1992 would have been about $.18 per share higher.

     Year-to-year earnings per share comparisons benefited from the share repurchase programs announced in July 1992 and July 1993. Weighted average common shares outstanding for the year ended December 31, 1993 were 88.3 million, compared to 92.7 million for the year ended December 31, 1992.

BACKLOG

     The Company's backlog of customer orders at December 31, 1993 was up approximately 13% from the prior year. Reebok U.S. footwear order levels as of the same date were up 14.4% from the prior year. The backlog position is not necessarily indicative of future sales because the ratio of future orders to "at once" shipments may vary from year to year.

LIQUIDITY AND SOURCES OF CAPITAL

     The Company's financial position remains strong. Working capital increased by $48.4 million at December 31, 1993 as compared to December 31, 1992, primarily due to increases in accounts receivable and inventory which were offset in part by increases in borrowings and a decrease in cash. The current ratio remained relatively constant at December 31, 1993 (2.84 to 1) as compared to December 31, 1992 (2.81 to 1).

     Accounts receivable increased from December 31, 1992 by $39.3 million reflecting in part an increase in days sales outstanding attributable principally to the Company's International business, where sales terms tend to be longer, representing a larger relative share of sales volume.

     Inventory increased by $79.8 million from December 31, 1992 as a result of an increase in the footwear and apparel inventory levels in the Reebok Division. The footwear increase can mainly be attributed to three factors: (1) an effort to more evenly load factory orders to reduce factory costs and improve on-time delivery, (2) an increase in Spring 1994 future orders, and (3) lower than anticipated sales during the fourth quarter of 1993. The increase in Reebok apparel inventory is due primarily to the overall increase in the Company's apparel business.


     On July 13, 1993, the Board of Directors authorized the repurchase of up to $200 million in Reebok common stock in open market or privately-negotiated transactions. This authorization was in addition to the $200 million share repurchase program announced in July 1992. Since the start of the program in 1992, the Company has repurchased 8,572,200 shares at an average price of $30.82 per share through December 31, 1993. As of December 31, 1993, approximately $135.8 million was authorized for future purchases.


     During the twelve months ended December 31, 1993, cash and cash equivalents decreased by $26.0 million, and outstanding borrowings increased by $36.9 million, while $194.0 million of common stock was repurchased. Net cash provided by operating activities during 1993 was $142.5 million, compared to $187.6 million and $335.2 million for the years ended December 31, 1992 and 1991, respectively. Net cash provided by investing activities in 1993 included cash proceeds of $36.5 million received in connection with the sale of Boston Whaler and Ellesse. Cash generated from operations, together with the Company's financing sources, is expected to adequately finance all of the Company's current and planned cash requirements.

EFFECTS OF CHANGING PRICES

     The Company has generally been able to adjust selling prices and control expenses in the environment of cost escalation that has existed in the recent past. Product purchases require relatively short lead times
(4 - 6 months) and the Company sells a large part of its product for future delivery on similar lead times, which generally permits a matching of committed costs with committed revenues. The Company anticipates that this matching ability will continue.


                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the ownership by the Selling Stockholders named below (the "Selling Stockholders") of the Common Stock at February 14, 1994, and as adjusted for the sale of the Common
Stock offered hereby (assuming no exercise of the over-allotment option granted by the Selling Stockholders to the Underwriters) and consummation of the Company
Stock Repurchase described below.


                         BENEFICIAL OWNERSHIP       SHARES                       BENEFICIAL OWNERSHIP
        NAME OF         PRIOR TO OFFERING AND       BEING         COMPANY         AFTER OFFERING AND
        SELLING             COMPANY STOCK          OFFERED         STOCK             COMPANY STOCK
      STOCKHOLDER           REPURCHASE(1)           HEREBY       REPURCHASE          REPURCHASE(1)
    ----------------  --------------------------  ---------      ----------    --------------------------
                       SHARES         PERCENT(3)                                SHARES         PERCENT(3)
    Paul B. Fireman   9,913,156(2)     11.51%     1,500,000       500,000      7,913,156(2)      9.30%
    Phyllis Fireman   8,292,002         9.63%     1,500,000       500,000      6,292,002         7.39%
- ---------------

(1) Mr. and Mrs. Fireman each disclaim beneficial ownership of the other's shares.
(2) Includes 1,500,000 shares which are subject to stock options exercisable within 60 days.
(3) Shares outstanding include 2,528,440 shares which are subject to stock options exercisable within 60 days.

     Paul B. Fireman has served as the Company's Chief Executive Officer since its founding in 1979 and as its Chairman of the Board since 1986. Mr. Fireman served as President of the Company from 1979 to 1987 and was appointed again to that position in 1989. Mr. Fireman has been a director since 1979. Phyllis Fireman is the wife of Paul Fireman. The address of Mr. and Mrs. Fireman is c/o Reebok International Ltd., 100 Technology Center Drive, Stoughton, Massachusetts 02072.

                            COMPANY STOCK REPURCHASE


     The Company will purchase, subject to consummation of the sale of the Common Stock offered hereby, 1,000,000 shares of Common Stock from the Selling Stockholders at the same price per share as the per share public offering price of the shares offered hereby, less the amount of all underwriting discounts. The Company's repurchase of these shares of Common Stock (the "Company Stock Repurchase") will occur simultaneously with the consummation of the sale of the Common Stock offered hereby. The Company intends to fund the Company Stock Repurchase with available cash and short-term borrowings. The repurchased shares will be returned to the status of authorized and unissued capital stock of the Company.



     On July 13, 1993, the Company's Board of Directors authorized the repurchase of up to $200 million in Common Stock in open market or privately reported transactions. This was in addition to the $200 million share repurchase program adopted by the Company in July 1992. Under these programs, the Company has purchased 8,725,100 shares at an aggregate price of approximately $269.1 million through February 14, 1994, which leaves the Company with authority to repurchase up to $130.9 million in additional shares of Common Stock. The Company Stock Repurchase will be treated as a repurchase under the Company's share repurchase program.


                                  UNDERWRITING

     The Underwriters named below have severally agreed to purchase from the Selling Stockholders the following respective numbers of shares of Common Stock:


                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
    --------------------------------------------------------------------------  ---------
    CS First Boston Corporation...............................................  1,000,000
    Kidder, Peabody & Co. Incorporated........................................  1,000,000
    Montgomery Securities.....................................................  1,000,000
                                                                                ---------
              Total...........................................................  3,000,000
                                                                                =========


     The Company and the Selling Stockholders have entered into an Underwriting Agreement (the "Underwriting Agreement") with the Underwriters which provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares offered hereby if any are purchased.


     The Selling Stockholders have been advised by the Underwriters that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of $.70 per share; that the Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers; and that after the initial public offering, the public offering price and concession and discount to dealers may be changed by the Underwriters.


     The Selling Stockholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the public offering of the Common Stock offered hereby, to purchase up to 450,000 additional shares at the public offering price less the underwriting discount, all as set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock offered hereby.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters and others against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     The Selling Stockholders have agreed that, without the consent of CS First Boston Corporation, as representative of the Underwriters, they will not sell, contract or offer to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock for a period of 120 days after the date of this Prospectus.

     CS First Boston Corporation and Montgomery Securities have provided investment banking and financial advisory services to the Company in the past, for which they have received customary fees.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts. John E. Beard, Esq., Clerk of the Company, is a partner of Ropes & Gray. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of the Company appearing in its Annual Report (Form 10-K) for the year ended December 31, 1993, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

===============================================================================

  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------
                               TABLE OF CONTENTS

                                   PAGE
                                   ----
Available Information............     2
Incorporation of Certain
  Documents by Reference.........     2
The Company......................     3
Use of Proceeds..................     5
Common Stock Price Range and
  Dividends......................     5
Selected Consolidated Financial
  Information....................     6
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations......     7
Selling Stockholders.............    10
Company Stock Repurchase.........    10
Underwriting.....................    11
Legal Matters....................    11
Experts..........................    11

===============================================================================


===============================================================================

                                     [LOGO]

                                3,000,000 Shares

                                  Common Stock
                                ($.01 par value)

                      ------------------------------------
                                   PROSPECTUS
                      ------------------------------------
                                CS First Boston

                             Kidder, Peabody & Co.
                                  Incorporated

                             Montgomery Securities
===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except the Securities and Exchange Commission ("SEC") registration fee and the NASD filing fee.

                                                                                 AMOUNT
                                                                                --------
    SEC registration fee......................................................  $ 38,962
    NASD filing fee...........................................................    11,799
    Printing and engraving expenses...........................................    50,000
    Legal (including Blue Sky) fees and expenses..............................   150,000
    Accounting fees and expenses..............................................    20,000
    Miscellaneous.............................................................     4,239
                                                                                --------
              Total...........................................................  $275,000
                                                                                ========

     All expenses in connection with the issuance and distribution of the securities being registered will be paid by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 67 of Chapter 156B of the Massachusetts General Laws provides that indemnification of directors and officers of the Registrant may be provided to the extent specified or authorized by its articles of organization or a by-law provision adopted by the stockholders.

     Under Section 9 of the By-laws of the Registrant, the Registrant shall, to the extent legally permissible, indemnify each of its directors and officers (including persons who serve at its request as directors, officers or trustees of another organization or in any capacity with respect to any employee benefit plan) against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his having been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant (any person serving another organization in one or more of the indicated capacities at the request of the Registrant who shall have acted in good faith in the reasonable belief that his action was in the best interests of such other organization to be deemed as having acted in such manner with respect to the Registrant) or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan; provided, however, that as to any matter disposed of by a compromise payment by such director or officer, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless such compromise shall be approved as in the best interests of the Registrant, after notice that it involves such indemnification: (a) by a disinterested majority of the directors then in office; or (b) by a majority of the disinterested directors then in office, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such director or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant; or (c) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested director or officer. Expenses, including counsel fees, reasonably incurred by any director or officer in connection with the defense or disposition of any such action, suit or other proceeding may be paid from time to time by the Registrant in advance of the final disposition thereof under receipt of an undertaking by such director or officer to repay the amounts so paid to the Registrant if it is ultimately determined that indemnification of such expenses is not authorized under Section 9. The right of indemnification provided by

Section 9 of the By-laws is not to be exclusive of and is not to affect any other rights to which any director or officer may be entitled. As used in said
Section 9, the terms "director" and "officer" include their respective heirs, executors and administrators, and an "interested" director or officer is one against whom in such capacity the proceedings in question or another proceeding on the same or similar grounds is then pending. Nothing contained in Section 9 shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

ITEM 16. EXHIBITS

EXHIBIT      DESCRIPTION OF EXHIBIT
NUMBER       -------------------------------------------------------------------------
- ------
  1.1   --   Form of Underwriting Agreement.*
  4.1   --   Restated Articles of Organization of the Company, as amended, are incorporated by reference to the Company's Report on Form 10-K, dated
             March 30, 1987, for the year ended December 31, 1986.
  4.2   --   Common Stock Rights Agreement dated as of July 14, 1990, as amended on
             March 8, 1991 and December 6, 1991, between the Company and The First
             National Bank of Boston, as Rights Agent, is incorporated by reference to the Company's Report on Form 8-A, filed on July 31, 1990, and the
             Company's Reports on Form 8 Amendment to Registration Statement on Form
             8-A, filed on April 4, 1991 and December 13, 1991.
  5.1   --   Opinion of Ropes & Gray.**
 23.1   --   Consent of Ernst & Young.**
 23.2   --   Consent of Counsel -- included in Exhibit 5.1.
 24.1   --   Powers of Attorney.**
- ---------------

 * Filed herewith.

** Filed previously.

ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the question has already been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE TOWN OF STOUGHTON, THE COMMONWEALTH OF MASSACHUSETTS, AS OF THE 24TH DAY OF FEBRUARY, 1994.


                                          REEBOK INTERNATIONAL LTD.

                                          By:      /s/  PAUL R. DUNCAN
                                            ------------------------------------
                                                       Paul R. Duncan
                                                  Executive Vice President
                                                and Chief Operating Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THE 24TH DAY OF FEBRUARY, 1994.


                SIGNATURE                              CAPACITY
                ---------                              --------
             PAUL B. FIREMAN*               President, Chief Executive
- ------------------------------------------    Officer (Principal Executive
             Paul B. Fireman                  Officer) and Chairman of the
                                              Board of Directors

        /s/  PAUL R. DUNCAN                 Executive Vice President and
- ------------------------------------------    Chief Financial Officer
             Paul R. Duncan                   (Principal
                                              Financial and Accounting
                                              Officer) and Director

             JOHN H. DUERDEN*               Executive Vice President and
- ------------------------------------------    Director
             John H. Duerden

             ROBERT MEERS*                  Executive Vice President and
- ------------------------------------------    Director
              Robert Meers

             JILL E. BARAD*                 Director
- ------------------------------------------
             Jill E. Barad

             DANIEL E. GILL*                Director
- ------------------------------------------
             Daniel E. Gill

                SIGNATURE                              CAPACITY
                ---------                              --------
             BERTRAM M. LEE*                           Director
- ------------------------------------------
           Bertram M. Lee, Sr.

            RICHARD G. LESSER*                         Director
- ------------------------------------------
            Richard G. Lesser

            WILLIAM M. MARCUS*                         Director
- ------------------------------------------
            William M. Marcus

                                                       Director
- ------------------------------------------
              Geoffrey Nunes

             JOHN A. QUELCH*                           Director
- ------------------------------------------
              John A. Quelch

*By:    /s/  PAUL R. DUNCAN
    -------------------------------
            Paul R. Duncan
           Attorney-in-Fact


                                 EXHIBIT INDEX

EXHIBIT
 NO.                                          DESCRIPTION                                   PAGE
- ------                                        -----------                                   ----
  1.1    -- Form of Underwriting Agreement.*
  4.1    -- Restated Articles of Organization of the Company, as amended, are incorporated by reference to the Company's Report on Form 10-K, dated March 30, 1987, for the year ended December 31, 1986.
  4.2    -- Common Stock Rights Agreement dated as of July 14, 1990, as amended on March 8,
            1991 and December 6, 1991, between the Company and The First National Bank of
            Boston, as Rights Agent, is incorporated by reference to the Company's Report on Form 8-A, filed on July 31, 1990, and the Company's Reports on Form 8
            Amendment to Registration Statement on Form 8-A, filed on April 4, 1991 and
            December 13, 1991.
  5.1    -- Opinion of Ropes & Gray.**
 23.1    -- Consent of Ernst & Young.**
 23.2    -- Consent of Counsel -- included in Exhibit 5.1.
 24.1    -- Powers of Attorney.**
- ---------------

 * Filed herewith.

** Filed previously.
